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                               Christopher E. Palmer   Goodwin Procter LLP
                               202.346.4253            Counselors at Law
                               cpalmer@                901 New York Avenue, N.W.
                               goodwinprocter.com      Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444




                                  May 13, 2009

Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

         Re: AXA Equitable Life Insurance Company
             Separate Account No. 49
             Accumulator Plus Contract
             Post-Effective Amendment No. 40 filed on Form N-4 (the "Amendment") File Nos. 811-07659 and 333-64749

Dear Sonny,

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to certain comments of the SEC staff on the above-referenced Amendment. We set forth each specific staff comment and then provide our response. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the Amendment. The page reference numbers in the response refer to the prospectus included in the further amendment filed today under Rule 485(b). The responses below supplement the responses provided on April 24, 2009 and May 13, 2009.

PROSPECTUS

COMMENT 4

On the front cover page, please provide the footnotes to the "Variable investment options" table to indicate any name changes (as opposed to no longer offering certain variable investment options), e.g., Multimanager High Yield Portfolio is now known as Multi-Sector Bond Portfolio.


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Sonny Oh, Esquire
May 13, 2009
Page 2


RESPONSE 4

We have added the footnote "**" on the front cover page, which indicates that the referenced variable investment options have new names effective on or before May 1, 2009. The footnote "**" further refers the contract owner to "`Portfolios of the Trusts' under `Contract features and benefits'...for the variable investment option's former name."

In the "Contract features and benefits" section, we have further indicated with footnotes 1-6 the former names of various EQ Advisors Trust Portfolios.

COMMENT 5
Please update the amount of assets as of December 31, 2008, in the last paragraph under "Who is AXA Equitable?" on page 7.

RESPONSE 5

We have updated the amount of assets as of December 31, 2008.

COMMENT 6

Please reconcile the first bullet point in the second bullet point list under "Telephone operated program support (`TOPS') and EQAccess systems :" on page 8 with item (24) on the list of "types of communications" that need to "be on specific forms" on page 9.

Separately, please clarify what channels are allowed to submit the forms the prospectus states are required (e.g., internet, email, fax machine, mail, in person , etc.).

RESPONSE 6

To clarify that requests to transfer, re-allocate, rebalance and change future allocations may be permitted through TOPS and Online Account Access systems, we have revised item 19 (formerly item 24) to state as follows: "requests to transfer, re-allocate, rebalance and change your future allocations (except that transactions may be permitted through TOPS and the Online Account Access systems)."

We also indicate that the forms specify the manner in which they should be submitted.


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Sonny Oh, Esquire
May 13, 2009
Page 3

COMMENT 7

In the key features table on page 11, please reconcile the disclosure in the "Contribution amounts- Additional minimum" row with that provided in the first paragraph under "How you can purchase and contribute to your contract" on page 25 and confirm such disclosure is consistent throughout the registration statement.

RESPONSE 7

The disclosure in the key features table provides that the additional minimum contribution is $500 for NQ, QP, and Rollover TSA contract, and the disclosure in the first paragraph under "How you can purchase and contribute to your contract" provides the same.

COMMENT 11 - PORTFOLIOS OF THE TRUST (PAGE 31)

In the first paragraph of the preamble, please reconcile the retention of EQ/Franklin Templeton Founding Strategy Portfolio the first time it appears in the first sentence with its deletion in the remainder of the paragraph.

RESPONSE 11

We have retained the references to EQ/Franklin Templeton Founding Strategy Portfolio throughout the paragraph.

COMMENT 13

Please summarize what benefit is intended by the Investment simplifier on page
38.

RESPONSE 13

To clarify that the Investment simplifier options are forms of dollar cost averaging programs, we have revised the section as follows: "Under Option A, we offer two Investment simplifier options, which are dollar cost averaging programs."

The "Investment simplifier" section is a sub-section of the "Dollar cost averaging" section, and the "Dollar cost averaging" section notes the benefits of the dollar cost averaging program: "Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select... Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses."


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Sonny Oh, Esquire
May 13, 2009
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COMMENT 14

Under "Interaction of dollar cost averaging and Investment simplifier with other contract features" on page 38, please include the interaction of these features with rebalancing.

RESPONSE 14

We have indicated under "Interaction of dollar cost averaging and Investment simplifier with other contract features and benefits" that "If a dollar cost averaging transfer occurs on the same day as a rebalancing, the transfer will be processed before the rebalancing."

COMMENT 20

Please reconcile the first sentence of the fourth paragraph under "Your beneficiary and payment of benefit" on page 85 with remainder of paragraph.

RESPONSE 20

We have revised the paragraph to state: "If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, and if an optional Guaranteed minimum death benefit rider would not have been issued based on the correct age: (i) the optional Guaranteed minimum death benefit rider will be cancelled; (ii) the applicable charge for the benefit will be refunded and applied to the annuity account value of the contract, and (iii) the standard death benefit will apply."


COMMENT 21 - TAX INFORMATION (PAGE 91)

Please confirm that disclosure is current and complies with the disclosure requirements of Item 12. See page 70.

RESPONSE 21

We confirm that disclosure is current and complies with the disclosure requirements of Item 12.

COMMENT 22

Please update "About legal proceedings" on page 112 as appropriate.


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Sonny Oh, Esquire
May 13, 2009
Page 5


RESPONSE 22

We have updated the "About legal proceedings" section. See page 86.




                                    * * * * *

The registrant will file with the Commission a letter including Tandy representations requested by the staff with the further amendment.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this Amendment.


                                    Yours truly,

                                    /s/ Christopher E. Palmer

                                    Christopher E. Palmer

CEP:am

cc:  Sun-Jin Moon, AXA Equitable






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